Exhibit 99.1

Unaudited Interim Report

for the nine-month period ended

30 September 2018

The following is a review of our financial condition and results of operations as of 30 September 2018 and for the nine-month periods ended 30 September 2018 and 2017, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the nine-month period ended 30 September 2018, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2017 filed with the SEC on 19 March 2018 (“2017 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2017 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 September 2018 and for the nine-month period ended 30 September 2018 and 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 September 2018 and for the nine-month period ended 30 September 2018 and 2017. The reported numbers as of 30 September 2018 and for the nine-month period ended 30 September 2018 and 2017 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the nine-month period ended 30 September 2018 and 2017 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 180,000 employees based in nearly 50 countries worldwide. In 2017, our reported revenue was USD 56.4 billion (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2017 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2017 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our net debt level;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions (including the combination with ABI SAB Group Holding Limited (formerly SABMiller Limited and prior to that SABMiller plc) (“SAB”), joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	an inability to realize synergies from the combination with SAB;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in these interim unaudited condensed consolidated financial statements that are not historical; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Certain of the cost savings and synergies information related to the combination with SAB set forth in “Item 4. Information on the Company—B. Strengths and Strategy—Strengths” of our 2017 Annual Report constitute forward-looking statements and may not be representative of the actual cost savings and synergies that will result from the combination. Such information included in our 2017 Annual Report reflects potential opportunities for savings and synergies identified by us based on estimates and assumptions that are inherently subject to significant uncertainties which are difficult to predict, and accordingly there can be no assurance that these cost savings and synergies will be realized. The statements relating to the synergies, cost savings and business growth opportunities we expect to continue to achieve following the combination with SAB are based on assumptions. However, these expected synergies, cost savings and business growth opportunities may not be achieved. There can be no assurance that we will be able to continue to implement successfully the strategic and operational initiatives that are intended.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2017 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Nine-Month Period Ended 30 September 2018 Compared to Nine-month period ended 30 September 2017

The table below presents our condensed consolidated results of operations for the nine-month periods ended 30 September 2018 and 2017.

	Nine-month period ended 30 September 2018	Nine-month period ended 30 September 2017	Change

	(USD million, except volumes)		(%)(1)

Volumes (thousand hectoliters)	424,703	466,595	(9.0)
Revenue	40,369	41,844	(3.5)
Cost of sales	(15,166)	(16,220)	6.5
Gross profit	25,203	25,624	(1.6)
Selling, General and Administrative expenses	(12,964)	(13,431)	3.5
Other operating income/(expenses)	514	547	(6.0)
Exceptional items	(251)	(460)	45.4
Profit from operations	12,502	12,280	1.8

EBITDA, as defined(2)	15,664	15,441	1.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Nine-month period ended 30 September 2018	Nine-month period ended 30 September 2017	Change
	(thousand hectoliters)		(%)(1)

North America	84,612	87,265	(3.0)
Latin America West	85,071	81,200	4.8
Latin America North	81,350	84,493	(3.7)
Latin America South	24,110	23,630	2.0
EMEA	63,692	105,454	(39.6)
Asia Pacific	85,391	83,605	2.1
Global Export & Holding Companies	478	948	(49.6)

Total	424,703	466,595	(9.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the nine-month period ended 30 September 2018 decreased by 41.9 million hectoliters, or 9.0%, to 424.7 million hectoliters compared to our consolidated volumes for the nine-month period ended 30 September 2017. The results for the nine-month period ended 30 September 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018.

On 30 March 2018, we completed the 50:50 merger of our and Anadolu Efes’ existing Russia and Ukraine businesses. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, we stopped consolidating our Russia and Ukraine businesses and account for our investment in AB InBev Efes under the equity method, as of that date. Additionally, on 2 May 2018, we recovered the Budweiser distribution rights in Argentina from Compañia Cervecerías Unidas S.A. (“CCU”). The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands and other commitments to CCU Argentina (collectively the “2018 acquisitions and disposals”).

The 2017 acquisitions and disposals mainly include the completion of the transition of Coca-Cola Beverages Africa (“CCBA”) in South Africa and the acquisition of certain craft breweries in the United States, China, Australia and Europe (collectively the “2017 acquisitions and disposals” and together with the 2018 acquisitions and disposals, the “2017 and 2018 acquisitions and disposals”).

The 2017 and 2018 acquisitions and disposals impacted negatively our volumes by 43.2 million hectoliters (net) for the nine-month period ended 30 September 2018 compared to the nine-month period ended 30 September 2017.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes increased 0.3%. Our own beer volumes increased 0.6% in the nine-month period ended 30 September 2018 compared to the nine-month period ended 30 September 2017. On the same basis, in the nine-month period ended 30 September 2018, our non-beer volumes decreased by 3.1% compared to the same period in 2017.

North America

In the nine-month period ended 30 September 2018, our volumes in North America decreased by 2.7 million hectoliters, or 3.0%, compared to the nine-month period ended 30 September 2017.

Excluding volume changes attributable to the acquisitions and disposals described above, our total volumes decreased by 3.1% during the nine-month period ended 30 September 2018 compared to the same period last year.

We estimate that the United States industry’s beer sales-to-retailers, adjusted for the number of selling days, declined by 1.6% in the nine-month period ended 30 September 2018 compared to the same period last year. We estimate that our shipment volumes in the United States and our beer sales-to-retailers, adjusted for the number of selling days, declined by 3.4% and 2.6%, respectively, and we continue to expect them to converge on a full year basis.

Overall, we continue to see the progress of our commercial strategy, with an estimated decline in total market share in the United States of 45 bps in the nine-month period ended 30 September 2018, which represents an improvement in our market share loss trend of 30 bps compared to last year, based on our estimates.

Our above premium portfolio performed well, gaining an estimated 90 bps of share in the last quarter. This result was primarily driven by the continued growth of Michelob Ultra and the successful launch of Michelob Ultra Pure Gold earlier this year, which kept the brand family as the top share gainer in the United States for the fourteenth consecutive quarter, based on our estimates. Our other above premium innovations are also outperforming the market, with the Budweiser Reserve Series and Bud Light Orange among the top 15 share gainers in the United States during the last quarter according to IRI.

Within their segments, Budweiser and Bud Light are performing better than prior year trends, based on our estimates. However, the premium and premium light segments remain under pressure, as consumers trade up to higher price tiers, contributing to Budweiser and Bud Light losing 35 bps and 80 bps of estimated total market share, respectively, in the nine-month period ended 30 September 2018. The launches of our above premium innovations, specifically the Budweiser Reserve series and Bud Light Orange, which leverage the strong brand equity of Budweiser and Bud Light and are in line with this premiumization trend, are lifting the overall performance of both brand families.

In Canada, our volumes decreased by low single digits in the nine-month period ended 30 September 2018, compared to the same period last year, as a result of a weak industry. Our trade up strategy is delivering strong results, with our high end company (a business unit made up of a portfolio of global, specialty and craft brands across 22 countries) growing ahead of the industry, led by double-digit volume growth of our local craft brands, and estimated share gains of Corona and Stella Artois. Our focus core brands also continue to deliver solid results, with both Bud Light and Michelob Ultra among the fastest-growing brands in Canada.

Latin America West

In the nine-month period ended 30 September 2018, our volumes in Latin America West increased by 3.9 million hectoliters, or 4.8%, compared to the nine-month period ended 30 September 2017.

Excluding volume changes attributable to the acquisitions and disposals described above, our total volumes increased by 4.8% in the nine-month period ended 30 September 2018 compared to the same period last year.

On the same basis, our business in Mexico performed well in the nine-month period ended 30 September 2018, with volumes up by high single digits. Our entire brand portfolio delivered strong results, supported by strong trade execution, product availability and our balanced revenue management strategy. The category expansion framework has enabled us to sharpen the positioning of our brands, especially in the core segment through increased differentiation of our classic lager and easy drinking portfolio. During the last quarter, Bud Light launched a bold and impactful campaign aimed at discouraging drinking and driving, which led to increased earned media content and helped to spread the brand’s message. Overall, our premium portfolio contributed meaningfully to growth in the nine-month period ended 30 September 2018, led by Michelob Ultra and Stella Artois.

On the same basis, our business in Colombia saw volume growth of 3.3%, led by beer growth of 3.7% and our non-beer volumes improved by 0.1% in the nine-month period ended 30 September 2018. In Colombia, we are focused on growing the beer category through premiumization initiatives coupled with elevating and differentiating the core portfolio. In the premium space, our global brand portfolio continues to lead the way, with volumes almost doubling in the nine-month period ended 30 September 2018 compared to the same period last year, and Budweiser performing especially well. Our local brands also contributed meaningfully to our performance during the last quarter, with Aguila volumes up by more than 50% following a successful 2018 FIFA World Cup RussiaTM activation that continued throughout the summer. During the last quarter, we also launched a new and improved visual brand identity for Poker, our largest brand. The beer category continues to expand, as we gained an estimated 140 bps of share of total alcohol in the nine-month period ended 30 September 2018.

On the same basis, beer volumes in Peru decreased by low single digits and non-beer volumes decreased by high single digits. We saw growth in all three global brands and a strong Cristal brand activation in support of the national team for the 2018 FIFA World Cup RussiaTM. On the same basis, Ecuador volumes grew by mid-single digits. We achieved an estimated share of total alcohol gains of 90 bps in the last quarter in Ecuador, driven by successful initiatives across the price ladder including affordability initiatives and increased penetration of our premium brands.

Latin America North

In the nine-month period ended 30 September 2018, our volumes in Latin America North decreased by 3.1 million hectoliters, or 3.7%, compared to the nine-month period ended 30 September 2017, with our beer volumes decreasing 2.3% and soft drinks decreasing 8.1%.

Excluding volume changes attributable to the acquisitions and disposals described above, our volumes decreased by 3.5%.

On the same basis, our Brazil business saw total volumes decreasing by mid-single digits in the nine-month period ended 30 September 2018 compared to the nine-month period ended 30 September 2017, with beer volumes decreasing by low single digits and non-beer volumes decreasing by high single digits.

Based on our estimates, the beer industry in Brazil declined by approximately 2.5% during the last quarter as the consumer environment in Brazil remains challenging given marginal growth in disposable income and negative consumer confidence. Despite the macroeconomic volatility, we remain focused on what we can impact and influence in our business and saw many positive developments in our portfolio in the last quarter. Premiumization remains a growing trend in Brazil and we saw healthy growth across our premium portfolio, contributing positively to brand mix. Our global brand portfolio accelerated its growth in the last quarter, with all three brands growing over 40% with Corona leading the group, up by more than 75%. Our core plus portfolio almost doubled its volume in the last quarter as well and was enhanced by our recent line extension, Skol Hops.

On the other end of the price spectrum, we are applying the learnings from the category expansion framework to drive our affordability initiatives in Brazil by replicating best practices from other markets, especially in less mature regions of the country. In the last quarter we launched a new brand called Nossa in the State of Pernambuco, brewed with cassava produced by local farmers. Nossa enables the development of the local economy and enhances the culture of the State of Pernambuco, all while delivering healthy margins at an affordable price point to the consumer.

Latin America South

In the nine-month period ended 30 September 2018, our volumes in Latin America South increased by 0.5 million hectoliters, or 2.0%, compared to the nine-month period ended 30 September 2017.

Excluding volume changes attributable to the acquisitions and disposals described above, our volumes increased by 1.9% in the nine-month period ended 30 September 2018 compared to the nine-month period ended 30 September 2017, and declined by mid-single digits during the last quarter, primarily due to the consumption contraction in Argentina amidst a challenging macroeconomic environment.

Despite the difficult environment in Argentina, the two largest core brands in the country, Quilmes Clásica and Brahma, saw volume growth in the nine-month period ended 30 September 2018 as a result of the successful repositioning of the brands driven by the category expansion framework. Given the macroeconomic pressure on consumers, we have also launched affordable packaging initiatives for both brands which are improving penetration. Among our global brands, Stella Artois and Corona exhibited strong volume growth in the nine-month period ended 30 September 2018. We are excited to have Budweiser back in our portfolio in Argentina and are focused on scaling up the brand.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the nine-month period ended 30 September 2018 decreased by 41.8 million hectoliters, or 39.6%, compared to the nine-month period ended September 2017. Volumes were particularly impacted by the completion of the disposal of CCBA in South Africa that occurred on 4 October 2017 and the formation of AB InBev Efes on 30 March 2018.

Excluding volume changes attributable to the acquisitions and disposals described above, our beer volumes for the nine-month period ended 30 September 2018 increased by low single digits compared to the same period last year.

On the same basis, our beer volumes in South Africa declined by high single digits compared to a good performance in 2017. The volume decline was primarily caused by out-of-stocks due to supply constraints in the last quarter, which we expect to normalize heading into the high season in the next quarter.

In line with our affordability strategy, the 1-liter returnable glass bottle has significantly increased its penetration in the nine-month period ended 30 September 2018. Carling Black Label, our largest core brand, continues to benefit from its award-winning campaign #NoExcuse and delivered high single digit volume growth in the last quarter. Castle Lite was disproportionately impacted by the out-of-stock issue. Our premium and super premium portfolio grew by triple-digits, now benefitting from the launch of the Budweiser 660ml pack and a very strong 2018 FIFA World Cup RussiaTM execution. Our market share in the premium and super premium segment has further increased in the last quarter, leading to an estimated market share of 24% in August.

On the same basis, beer volumes in Africa, excluding South Africa, grew by high single digits, with double-digits growth in the key markets of Nigeria, Zambia and Mozambique, partially offset by flat volumes in Tanzania and declines in Uganda. In Nigeria, our volumes grew by double digits as growth has further accelerated during the last quarter after the opening of our fourth brewery, the largest in Africa outside of South Africa. Budweiser also saw growth in the market following its launch during the 2018 FIFA World Cup RussiaTM and is poised well to participate in the country’s increasing premiumization trend.

Western Europe grew volumes by low single digits, outperforming the industry with strong execution associated with the 2018 FIFA World Cup RussiaTM. Our global brands performed well, with Budweiser leading the way, as it benefitted from tournament activations. Corona’s growth was supported by Casa Corona in France and Spain, as well as the Corona Sunset Festivals in the United Kingdom and Italy. Our no- and low-alcohol beer portfolio grew by double-digits in the last quarter with a significant contribution from innovations, including Jupiler Pure Blonde in Belgium.

Asia Pacific

For the nine-month period ended 30 September 2018, our volumes increased by 1.8 million hectoliters, or 2.1%, compared to the nine-month period ended 30 September 2017.

Excluding volume changes attributable to the acquisitions and disposals described above, our total volumes increased by low single digits compared to the same period last year.

In China, our volumes grew by low single digits in the nine-month period ended 30 September 2018 compared to the nine-month period ended 30 September 2017. Our growth momentum since the beginning of the year continued in the last quarter, fueled by successful brand activations over the summer and ongoing premiumization. Budweiser performed very well in the last quarter, supported by a more balanced growth profile benefiting from increased penetration in more regions of China. Our super premium portfolio continues to deliver growth off a meaningful base, led by Corona. Our business in the e-commerce channel continues to be a relevant contributor to growth as this channel is of increasing importance to the Chinese consumer, especially for premium products.

On the same basis, volumes in Australia decreased by low single digits, due to a broader industry decline. In line with our premiumization strategy, growth is driven by our craft and global brand portfolios, especially Corona and Stella Artois, which continues to benefit from the Buy A Lady A Drink campaign as a part of our wider sustainability effort to increase water access in emerging markets. In the last quarter, we launched Carlton Zero, our new “All Flavour, No Alcohol” beer, to address a growing consumer trend toward moderation and choice, which received outsized media coverage across the country. Great Northern remains a key growth engine, posting double-digit volume growth in the nine-month period ended 30 September 2018. Additionally, Budweiser was brewed locally for the first time and played a key role in the 2018 FIFA World Cup RussiaTM activations.

Global Export & Holding Companies

For the nine-month period ended 30 September 2018, Global Export and Holding Companies volumes decreased by 0.5 million hectoliters.

Revenue

The following table reflects changes in revenue across our business segments for the nine-month period ended 30 September 2018 as compared to our revenue for the nine-month period ended 30 September 2017:

	Nine-month period ended 30 September 2018	Nine-month period ended 30 September 2017	Change
	(USD million)		(%) (1)

North America	11,803	11,906	(0.9)
Latin America West	7,301	6,660	9.6
Latin America North	6,295	6,641	(5.2)
Latin America South	1,803	2,287	(21.2)
EMEA	6,190	8,022	(22.8)
Asia Pacific	6,677	6,077	9.9
Global Export & Holding Companies	300	251	19.5

Total	40,369	41,844	(3.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 40,369 million for the nine-month period ended 30 September 2018. This represented a decrease of USD 1,475 million, or 3.5%, as compared to our consolidated revenue for the nine-month period ended 30 September 2017 of USD 41,844 million. The results for the nine-month period ended 30 September 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations.

•

On 30 March 2018, we completed the 50:50 merger of our and Anadolu Efes’ existing Russia and Ukraine businesses. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, we stopped consolidating our Russia and Ukraine businesses and account for our investment in AB InBev Efes under the equity method as of that date. Additionally, on 2 May 2018, we recovered the Budweiser distribution rights in Argentina from CCU. The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands and other commitments to CCU Argentina (collectively the “2018 acquisitions and disposals”). The 2017 acquisitions and disposals mainly include the completion of the transition of CCBA in South Africa and the acquisition of certain craft breweries in the United States, China, Australia and Europe. The 2017 and 2018 acquisitions and disposals, and the adoption of hyperinflation accounting in our Argentinean operations negatively impacted our consolidated revenue by USD 2,665 million (net) for the nine-month period ended 30 September 2018 compared to the nine-month period ended 30 September 2017.

•

Our consolidated revenue for the nine-month period ended 30 September 2018 also reflects a negative currency translation impact of USD 623 million mainly arising from currency translation effects in Latin America North and Latin America South.

Excluding the effects of the 2017 and 2018 acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our revenue increased 4.6% in total and by 4.3% on a per hectoliter basis in the nine-month period ended 30 September 2018 compared to the nine-month period ended 30 September 2017. Our consolidated revenue for the nine-month period ended 30 September 2018 was partially impacted by the developments in volumes discussed above. On the same basis, our revenue per hectoliter for the nine-month period ended 30 September 2018 increased compared to the same period last year, driven by our revenue management initiatives and continued strong premium brand performance.

On the same basis, the main business regions contributing to growth in our consolidated revenues were (i) Latin America West with revenue growth in Mexico fueled by volume growth and revenue management initiatives, (ii) Latin America South, with Argentina delivering volume growth resulting from good results in the first half of the year in both the core and global brand portfolios and (iii) Asia Pacific driven by successful brand activations over the summer and continued premiumization in China.

On the same basis, our global brands Budweiser, Stella Artois and Corona, continued to deliver solid results, with revenue growth of 8.7% globally and 13.3% outside of their respective home markets in the nine-month period ended 30 September 2018. These brands typically command a premium and contribute higher margins when sold outside of their home markets. Budweiser generated strong results in China, Brazil and the United Kingdom, as well many new markets following the brand’s activation as the global sponsor of the 2018 FIFA World Cup RussiaTM, with revenue growing 3.5% globally in the nine-month period ended 30 September 2018. Stella Artois continued its long-term trajectory, with revenue growing 8.9% driven by sales in Argentina, the United Kingdom and Brazil. Corona grew by 18.6% globally, led by China, Mexico, Colombia and Western Europe. All three brands continue to perform well across both mature and emerging markets, and we continue to expect to see further growth opportunities as we scale them up in new markets.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the nine-month period ended 30 September 2018 as compared to the nine-month period ended 30 September 2017:

	Nine-month period ended 30 September 2018	Nine-month period ended 30 September 2017	Change
	(USD million)		(%)(1)

North America	(4,389)	(4,387)	-
Latin America West	(2,069)	(1,878)	(10.2)
Latin America North	(2,382)	(2,736)	12.9
Latin America South	(702)	(853)	17.7
EMEA	(2,592)	(3,656)	29.1
Asia Pacific	(2,773)	(2,500)	(10.9)
Global Export & Holding Companies	(260)	(210)	(23.8)

Total	(15,166)	(16,220)	6.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 15,166 million for the nine-month period ended 30 September 2018. This represented a decrease of USD 1,054 million, or 6.5%, compared to our consolidated cost of sales for the nine-month period ended 30 September 2017. The results for the nine-month period ended 30 September 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2017 and 2018 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations positively impacted our consolidated cost of sales by USD 1,417 million for the nine-month period ended 30 September 2018 compared to the nine-month period ended 30 September 2017.

•

Our consolidated cost of sales for the nine-month period ended 30 September 2018 also reflects a positive currency translation impact of USD 210 million mainly arising from currency translation effects in Latin America North and Latin America South.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our cost of sales increased by 4.1%, primarily driven by an increase in commodity prices. Our consolidated cost of sales for the nine-month period ended 30 September 2018 was partially impacted by developments in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 3.8%, partially offset by synergy delivery.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the nine-month period ended 30 September 2018 as compared to the nine-month period ended 30 September 2017. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the nine-month period ended 30 September 2018 were USD 12,450 million, representing a decrease of USD 434 million, or 3.4%, compared to our operating expenses for the same period in 2017.

	Nine-month period ended 30 September 2018	Nine-month period ended 30 September 2017	Change
	(USD million)		(%)(1)

Selling, General and Administrative Expenses	(12,964)	(13,431)	3.5
Other Operating Income/(Expenses)	514	547	(6.0)

Total Operating Expenses	(12,450)	(12,884)	3.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the nine-month period ended 30 September 2018 as compared to the nine-month period ended 30 September 2017:

	Nine-month period ended 30 September 2018	Nine-month period ended 30 September 2017	Change
	(USD million)		(%)(1)

North America	(3,378)	(3,289)	(2.7)
Latin America West	(2,139)	(2,136)	(0.1)
Latin America North	(2,038)	(2,146)	5.0
Latin America South	(473)	(569)	16.9
EMEA	(2,081)	(2,605)	20.1
Asia Pacific	(2,114)	(2,008)	(5.3)
Global Export & Holding Companies	(741)	(678)	(9.3)

Total	(12,964)	(13,431)	3.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 12,964 million for the nine-month period ended 30 September 2018. This represented a decrease of USD 467 million, or 3.5%, as compared to the nine-month period ended 30 September 2017. The results for the nine-month period ended 30 September 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2017 and 2018 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations positively impacted our consolidated selling, general and administrative expenses by USD 705 million for the nine-month period ended 30 September 2018 compared to the nine-month period ended 30 September 2017.

•	Our consolidated selling, general and administrative expenses for the nine-month period ended 30 September 2018 also reflects a positive currency translation impact of USD 135 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our consolidated selling, general and administrative expenses increased by 2.7%, reflecting synergy capture combined with good cost control, partially offset by increased sales and marketing initiatives associated with the 2018 FIFA World Cup RussiaTM in the first half of the year and cost phasing.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the nine-month period ended 30 September 2018 as compared to the nine-month period ended 30 September 2017:

	Nine-month period ended 30 September 2018	Nine-month period ended 30 September 2017	Change
	(USD million)		(%)(1)

North America	12	22	(45.5)
Latin America West	70	31	125.8
Latin America North	207	232	(10.8)
Latin America South	(4)	5	(180.0)
EMEA	89	75	18.7
Asia Pacific	126	102	23.5
Global Export & Holding Companies	13	81	(84.0)

Total	514	547	(6.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses was USD 514 million for the nine-month period ended 30 September 2018. This represented a decrease of USD 33 million, or 6.0%, as compared to the nine-month period ended 30 September 2017. The results for the nine-month period ended 30 September 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2017 and 2018 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations negatively impacted our net consolidated other operating income and expenses by USD 86 million for the nine-month period ended 30 September 2018 compared to the nine-month period ended 30 September 2017.

•	Our net consolidated other operating income and expenses for the nine-month period ended 30 September 2018 also reflect a negative currency translation impact of USD 22 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our net consolidated other operating income and expenses increased by 15.9%, benefitting from government grants received in China and the favorable settlement of a legal claim in Colombia.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the nine-month period ended 30 September 2018, exceptional items consisted of restructuring charges, acquisition costs of business combinations and business and asset disposals. Exceptional items were as follows for the nine-month period ended 30 September 2018 and 2017:

	Nine-month period ended 30 September 2018	Nine-month period ended 30 September 2017
	(USD million)

Restructuring	(190)	(407)
Acquisition costs of business combinations	(52)	(43)
Business and asset disposal	(9)	(10)

Total	(251)	(460)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 190 million for the nine-month period ended 30 September 2018 as compared to a net cost of USD 407 million for the nine-month period ended 30 September 2017. These charges primarily relate to the SAB integration. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisitions costs of business combinations

Acquisition costs of business combinations amounted to a net cost of USD 52 million for the nine-month period ended 30 September 2018, primarily related to costs incurred to facilitate the combination with SAB and cost incurred to recover the Budweiser distribution rights in Argentina from CCU.

Business and asset disposal

Business and asset disposals resulted in a net cost of USD 9 million for the nine-month period ended 30 September 2018, primarily driven by the IFRS treatment of the 50:50 merger of AB InBev’s and Anadolu Efes’ Russia and Ukraine businesses and related transaction cost.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the nine-month period ended 30 September 2018 as compared to the nine-month period ended 30 September 2017:

	Nine-month period ended 30 September 2018	Nine-month period ended 30 September 2017	Change

	(USD million)		(%)(1)

North America	4,049	4,269	(5.2)
Latin America West	3,085	2,569	20.1
Latin America North	2,098	1,977	6.1
Latin America South	606	858	(29.4)
EMEA	1,538	1,736	(11.4)
Asia Pacific	1,893	1,594	18.8
Global Export & Holding Companies	(767)	(723)	(6.1)

Total	12,502	12,280	1.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations was USD 12,502 million for the nine-month period ended 30 September 2018. This represented an increase of USD 222 million, or 1.8%, as compared to our profit from operations for the nine-month period ended 30 September 2017. The results for the nine-month period ended 30 September 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018, currency translation effects, the adoption of hyperinflation accounting in our Argentinean operations and the effects of certain exceptional items as described above.

•

The 2017 and 2018 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations negatively impacted our consolidated profit from operations by USD 630 million for the nine-month period ended 30 September 2018 compared to the nine-month period ended 30 September 2017.

•	Our consolidated profit from operations for the nine-month period ended 30 September 2018 also reflects a negative currency translation impact of USD 300 million.

•

Our profit from operations for the nine-month period ended 30 September 2018 was negatively impacted by USD 251 million of certain exceptional items, as compared to a negative impact of USD 460 million for the nine-month period ended 30 September 2017. See “—Exceptional Items” above for a description of the exceptional items during the nine-month period ended 30 September 2018 and 2017.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our profit from operations increased by 9.5%.

Adoption of hyperinflation accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29).

Consequently, we are reporting, for the first time in this unaudited interim report for the nine-month period ended 30 September 2018 the operations of our Argentinean affiliates applying hyperinflation accounting. IAS 29 requires us to report the results of our operations in hyperinflationary economies as if these were highly inflationary as of the 1st of January 2018, and to restate the results for the nine-month period ended 30 September 2018 for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period, namely 30 September closing rate for our results in the nine-month period ended 30 September 2018.

In the nine-month period ended 30 September 2018, we are reporting USD 442 million negative impact of hyperinflation accounting on our consolidated revenue and USD 225 million negative impact on our EBITDA, as defined, before exceptional items. The hyperinflation accounting adjustment in the nine-month period ended 30 September 2018 results from the combined effect of the indexation to reflect changes in purchasing power on the results for the nine-month period ended 30 September 2018 and the translation of those results at the closing rate of the period, rather than the average year to date rate applied both to the results previously disclosed and the results of the third quarter 2018.

The hyperinflation accounting adjustments on our consolidated revenue are as follows:

	Restatement six-month period ended 30 June 2018	Impact third quarter 2018	Nine-month period ended 30 September 2018

	(USD million)

Indexation	98	8	106
Closing rate	(484)	(64)	(548)

Total	(386)	(56)	(442)

The hyperinflation accounting adjustments on our EBITDA, as defined, before exceptional items, are as follows:

	Restatement six-month period ended 30 June 2018	Impact third quarter 2018	Nine-month period ended 30 September 2018

	(USD million)

Indexation	34	3	37
Closing rate	(234)	(29)	(262)

Total	(200)	(26)	(225)

Furthermore, IAS 29 requires us to restate the non-monetary assets and liabilities stated at historical cost on the balance sheet of our operations in hyperinflation economies using inflation indices and to report the resulting hyperinflation through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line and report deferred taxes on such adjustments, when applicable.

In the nine-month period ended 30 September 2018, the transition to hyperinflation accounting in accordance with IFRS rules resulted in USD 29 million positive monetary adjustment reported in the finance line, a negative impact on the Profit attributable to our equity holders of USD 54 million and a negative impact on Earnings per share excluding exceptional items and discontinued operations of 0.03.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the nine-month period ended 30 September 2018 as compared to nine-month period ended 30 September 2017:

	Nine-month period ended 30 September 2018	Nine-month period ended 30 September 2017	Change

	(USD million)		(%)(1)

Profit of the period	4,850	5,745	(15.6)
Net finance cost	5,692	4,289	32.7
Income tax expense	2,085	2,487	(16.2)
Share of result of associates and joint ventures	(125)	(213)	41.3
Profit from discontinued operations	-	(28)	-

Profit from operations	12,502	12,280	1.8
Depreciation, amortization and impairment	3,162	3,161	-

EBITDA, as defined(2)	15,664	15,441	1.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2017 Compared to Year Ended 31 December 2016—EBITDA, as defined” of our 2017 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, was USD 15,664 million for the nine-month period ended 30 September 2018. This represented an increase of USD 223 million, or 1.4%, as compared to our EBITDA, as defined, for the nine-month period ended 30 September 2017. The results for the nine-month period ended 30 September 2018 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2017 and 2018 discussed above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations. Furthermore, our EBITDA, as defined, was negatively impacted by certain exceptional items by USD 251 million (before impairment losses) in the nine-month period ended 30 September 2018, as compared to a negative impact of USD 460 million (before impairment losses) during the nine-month period ended 30 September 2017. See “—Exceptional Items” above for a description of the exceptional items during the nine-month period ended 30 September 2018 and 2017.

Net Finance Cost

Our net finance cost items were as follows for the nine-month periods ended 30 September 2018 and 30 September 2017:

	Nine-month period ended 30 September 2018	Nine-month period ended 30 September 2017	Change
	(USD million)		(%)(1)

Net interest expense	(2,878)	(3,056)	5.8
Net interest on net defined benefit liabilities	(71)	(82)	13.0
Accretion expense	(258)	(452)	42.9
Mark-to-market	(874)	105	-
Other financial results	(521)	(770)	32.3

Net finance income/(cost) before exceptional finance results	(4,603)	(4,255)	(8.2)

Mark-to-market (Grupo Modelo combination)	(428)	42	-
Early termination fee of bonds	(244)	-	-
Other mark-to-market	(417)	40	-
Other	-	(116)	-

Exceptional net finance income/(cost)	(1,089)	(34)	-

Net finance income/(cost)	(5,692)	(4,289)	(32.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the nine-month period ended 30 September 2018 was USD 5,692 million, as compared to USD 4,289 million for the nine-month period ended 30 September 2017, representing a cost increase of USD 1,403 million.

Other financial results include a mark-to-market loss of USD 874 million for the nine-month period ended 30 September 2018, linked to the hedging of our share-based payment programs, compared to a positive mark-to-market adjustment of USD 105 million for the nine-month period ended 30 September 2017.

The number of shares covered by the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Nine-month period ended 30 September 2018	Nine-month period ended 30 September 2017
Share price at the start of the nine-month period (in euro)	93.13	100.55
Share price at the end of the nine-month period (in euro)	75.22	101.30
Number of derivative equity instruments at the end of the period (in millions)	46.9	46.9

Exceptional net finance costs include a negative mark-to-market adjustment on exceptional equity derivatives of USD 845 million related to the hedging of the shares issued in connection with the Grupo Modelo and the SAB combinations, compared to a positive mark-to-market adjustment of USD 82 million for the nine-month period ended 30 September 2017. The number of shares covered by the hedging of the shares issued in relation to the Grupo Modelo and the SAB combinations, together with the opening and closing share prices, are shown below:

	Nine-month period ended 30 September 2018	Nine-month period ended 30 September 2017
Share price at the start of the nine-month period (in euro)	93.13	100.55
Share price at the end of the nine-month period (in euro)	75.22	101.30
Number of derivative equity instruments at the end of the period (in millions)	45.5	45.5

Other exceptional net finance costs of USD 244 million in 2018 result from premiums paid on the early termination of certain bonds.

Share of Results of Associates and Joint Ventures

Our share of results of associates and joint ventures for the nine-month period ended 30 September 2018 was USD 125 million as compared to USD 213 million for the nine-month period ended 30 September 2017.

Income Tax Expense

Our total income tax expense for the nine-month period ended 30 September 2018 was USD 2,085 million, with an effective tax rate of 30.6%, as compared to an income tax expense of USD 2,487 million and an effective tax rate of 31.1% for the nine-month period ended 30 September 2017.

The 2018 taxes were negatively impacted by losses from certain derivatives related to hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB as well as changes in tax legislation in some countries resulting in additional non-deductible expenses in 2018.

The 2017 taxes were impacted by Ambev and certain of its subsidiaries joining the Brazilian Tax Regularization Program in September 2017 whereby Ambev committed to pay some tax contingencies that were under dispute, totaling BRL 3.5 billion (USD 1.1 billion), with BRL 1.0 billion (USD 0.3 billion) to be paid in 2017. The remaining amount is payable in 145 monthly installments beginning in January 2018, plus interest. Within these contingencies, a dispute related to presumed taxation at Ambev’s subsidiary CRBs was not provided for until the third quarter of 2017 as the loss was previously assessed as possible. The total amount recognized as exceptional was BRL 3.1 billion (USD 1.0 billion) of which BRL 3.0 billion (USD 0.9 billion) was reported as income tax and BRL 141 million (USD 44 million) was reported as net finance cost.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 939 million for the nine-month period ended 30 September 2018, an increase of USD 157 million from USD 782 million for the nine-month period ended 30 September 2017.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the nine-month period ended 30 September 2018 was USD 3,911 million compared to USD 4,963 million for the nine-month period ended 30 September 2017, with basic earnings per share of USD 1.98 based on 1,975 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the nine-month period ended 30 September 2018.

Excluding the after-tax exceptional items discussed above and the impact of discontinued operations, profit attributable to our equity holders for the nine-month period ended 30 September 2018 would have been USD 5,219 million compared to USD 5,913 million in the same period last year and basic earnings per share would have been USD 2.64 compared to USD 3.00 in the same period last year.

Excluding the after-tax exceptional items discussed above, the impact of discontinued operations, the mark-to-market of the hedging of our share-based payment programs and the impacts of hyperinflation, basic earnings per share for the nine-month period ended 30 September 2018 would have been USD 3.11 compared to USD 2.95 in the same period last year.

	Nine-month period ended 30 September 2018	Nine-month period ended 30 September 2017

	(USD per share)

Profit from operations excluding exceptional items and hyperinflation	6.58	6.47
Hyperinflation impacts	(0.13)	-

Profit from operations excluding exceptional items	6.46	6.47
Mark-to-market (hedging of our share-based payment programs)	(0.44)	0.05
Net finance cost	(1.89)	(2.21)
Income tax expense	(1.07)	(0.82)
Associates & non-controlling interest	(0.41)	(0.48)

Earnings per share excluding exceptional items and discontinued operations	2.64	3.00
Mark-to-market (hedging of our share-based payment programs)	0.44	(0.05)
Hyperinflation impacts in earnings per share	0.03	-
Earnings per share excluding exceptional items, discontinued operations, mark-to-market and hyperinflation	3.11	2.95
Earnings per share excluding exceptional items and discontinued operations	2.64	3.00
Exceptional items, before taxes, attributable to equity holders of AB InBev	(0.13)	(0.23)
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	(0.55)	(0.02)
Exceptional taxes attributable to equity holders of AB InBev	0.02	(0.44)
Exceptional items attributable to non-controlling interests	-	0.19
Profit from discontinued operations	-	0.01

Basic earnings per share	1.98	2.52

Management comments - Capital allocation and dividends

Our capital allocation priorities remain unchanged. The first priority for the use of cash is to invest behind our brands and to take full advantage of the organic growth opportunities in our business. Second, deleveraging to around a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x remains our commitment, and we will prioritize debt repayment in order to meet this objective. Third, with respect to M&A, we will continue to consider suitable opportunities when and if they arise, subject to our strict financial discipline and deleveraging commitment. Our fourth priority is returning excess cash to shareholders in the form of dividends and share buybacks.

Consistent with these long-standing capital allocation priorities and in light of recent currency volatility, we are rebasing our dividend payout to accelerate deleveraging toward our optimal capital structure of around a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x while continuing to prioritize investment in organic growth opportunities and creating greater financial flexibility.

The AB InBev Board has approved an interim dividend of 0.80 EUR per share for the fiscal year 2018. In addition, the AB InBev Board intends to propose a final dividend of 1.00 EUR per share for the fiscal year 2018, to be paid in May 2019, subject to the annual shareholders’ meeting approval, which would result in a total dividend payment for the fiscal year 2018 of 1.80 EUR per share.

Following this rebase of 50%, we expect dividends to be a growing flow over time in line with the non-cyclical nature of our business. However, growth in the short term is expected to be modest given the importance of deleveraging.

Outlook

In terms of the volume and revenue outlook for 2018, while recognizing the increased volatility in some of our key markets, we expect to deliver revenue growth in 2018, driven by the solid performance of our brand portfolio and strong commercial plans. Our growth model is now far more focused on category development, and as a consequence, we expect to deliver revenue per hectoliter growth (excluding changes attributable to acquisitions and disposals, currency translation effects and hyperinflation impacts) ahead of inflation based on premiumization and revenue management initiatives, while keeping costs below inflation, on the same basis.

We maintain our USD 3.2 billion synergy and cost savings expectation on a constant currency basis as of August 2016. From this total, USD 547 million was reported by former SAB as of 31 March 2016, and USD 2,174 million was captured between 1 April 2016 and 30 September 2018. The balance of roughly USD 500 million is expected to be captured by October 2020.

We expect the average rate of interest on net debt in 2018 to be around 3.7%. Net pension interest expenses and accretion expenses are expected to be approximately USD 30 million and USD 100 million per quarter, respectively. We expect other financial results to remain impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of between USD 4.0 billion and USD 4.5 billion in 2018.

Approximately 42% of our gross debt is denominated in currencies other than the U.S. dollar, principally the Euro. Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x.

We expect dividends to be a growing flow over time starting from the rebased level, although growth in the short term is expected to be modest given the importance of deleveraging.

Recent events

Interim dividend

The AB InBev board has approved an interim dividend of 0.80 EUR per share for the fiscal year 2018.

	Ex-coupon date	Record Date	Payment Date
Euronext: ABI	27 November 2018	28 November 2018	29 November 2018
MEXBOL: ANB	27 November 2018	28 November 2018	29 November 2018
JSE: ANH	28 November 2018	30 November 2018	03 December 2018
NYSE: BUD (ADR Program)	27 November 2018	28 November 2018	21 December 2018
Restricted Shares	27 November 2018	28 November 2018	29 November 2018